Exhibit 99.3

Report of Change in Revenue or Profit of More than 15% (Shinhan Life)

On February 8, 2024, Shinhan Financial Group reported changes in the revenue and profit of Shinhan Life as described below.

Key Details (consolidated)

Details of changes (KRW thousands)	FY2023	FY2022	Change (Amount)	Change (%)
Revenue and Profit
-Sales	6,451,715,000	6,377,305,000	74,410,000	1.17
-Operating income	659,057,000	550,580,000	108,477,000	19.70
-Net income from continuing operation before income tax	639,553,000	532,906,000	106,647,000	20.01
-Net income	472,395,000	449,392,000	23,003,000	5.12
Main causes for changes in sales or profits/losses amount	Financial instrument investment valuation gains and losses due to the fluctuations of the market interest rate
Other Financial Date
-Total assets	58,641,345,000	56,501,131,000
-Total liabilities	50,218,211,000	48,380,592,000
-Total shareholders' equity	8,423,134,000	8,120,539,000
-Capital stock	578,274,000	578,274,000
-Total shareholders' equity/capital stock ratio (%)	1,456.6	1,404.3

Note: 1) The financial information in this material has been prepared in accordance with Korean International

Financial Reporting Standards.

2) The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS

No.1117, ‘Insurance Contracts’. The figures for same term of last year have been restated for the purpose of improved comparability.

3) 'Sales Amount' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

4) The above amounts are rounded up to the nearest 100,000 won.